

July 27, 2012

George B. Raine, Esquire
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

Re: Allianz Global Investors VIT
Initial Registration Statement on Form N1-A
File Nos. 333-182079/811-22712

Dear Mr. Raine:

The staff has reviewed the above-referenced registration statement, which the Commission received on June 12, 2012. Based on our review, we have the following comments on the registration statement. References to item numbers are to Form N-1A.

1. Cover-Prospectus
 (a)Please move the file number identifiers to the back cover.
 (b)Please explain the basis for the use of "Global" in the name of the Trust.

2. Fees and Expenses
(a)Please add a sentence in the introduction to the "Fees and Expenses of the Portfolio" table stating that the fees and expensed of the variable contract are not shown, and that if they were, the costs would be higher.
(b)Please eliminate the word "Estimated" in the "Other Expenses" caption. All captions should conform with the requirements of Item 3. Also, the reduction in the management fee cannot be reflected unless the contractual agreement remains in effect for at least one year from the effective date of the prospectus. Finally, include the information regarding termination as required by instruction 3(e).
(c)All missing information must be included in a pre-effective amendment.

3. Example
Please add a sentence in the introduction to "Examples" stating that the fee and expenses of the variable contract are not shown, and that if they were, the costs would be higher. Also, please complete the examples. Please note that any fee or expense reduction which complies with Item 3 may only be reflected in the example for the first year.

4. Principal Risks
With respect to the risks identified in bold that are not defined, please provide a short description of each such risk. A more detailed discussion can be provided in response to Item 9.

5. Principal Investments and Strategies of the Portfolio
Please delete the sentence regarding past performance in the second paragraph of this section since this is a new portfolio.

6. Summary of Principal Risks
Please make the risks specific to the Portfolio. Eliminate clauses, such as "to the extent the Portfolio invests in…." Please specify whether the Portfolio makes such investments and provide risks only for actual investments that the portfolio intends to make.

7. Prior Related Performance Information
In the caption to the table on page 12, please delete the word "relating." Please also confirm that all accounts managed by NFJ that have substantially similar investment objectives, policies, strategies, risks and investments restrictions as the Portfolio are reflected in the composite.

8. Manager/Sub-Adviser Relationship
Please delete this paragraph as the Exemptive Order does not apply to the Portfolio.

9. Abusive Trading Practices
Please add disclosure regarding the agreements with insurers required by Rule 22c-2.

10. Short Sales
Please explain the limitation currently imposed by the SEC and other regulatory agencies with respect to short sales. Please also make this clarification in the section on "short sales" in the SAI (page 23).

11. Illiquid Securities
Please add disclosure that if the Portfolio's investments in illiquid securities exceed 15%, the Portfolio will take the steps necessary to bring such investments down to 15% or less. Please also make this clarification in the section on "Illiquid Securities" in the SAI (page 26).

12. Back Cover
Please provide the statement required by Item 1(b) regarding the information in the Portfolio's annual and semi-annual reports.

Statement of Additional Information

13. Other Information Regarding Investment Restrictions
Please carve out illiquid securities from the second paragraph of this section.

14. Independent, Interested Trustees and Executive Officers Tables
(a)Please provide the age of each Trustee and Executive Officer.

(b)Please eliminate the "during the past 5 years" qualification from column 6 of the Independent Trustees' table. Please show 5 years for column 4 "principal occupation."
(c)The Executive Officers' table needs columns five and six.
(d)Please provide the required qualification information for each Trustee. Currently, information is provided only for Brian Shissel.

15. Voting Rights
 Please add in the discussion regarding voting rights of policy owners that the insurance companies issuing a Variable Contracts will also vote shares owned in their own names proportionally.

16. Exhibits
The actual agreements rather than the "form of" should be filed. See Rule 483 of the Securities Act of l933.

17. Part C-Power of Attorney
 All Powers of Attorney to be filed by amendment should specifically reference the filing and be filed as an exhibit in accordance with Rule 483 of the Securities Act of l933.

18. Part C-Indemnification Undertaking
Include the indemnification undertaking required by Rule 484 of the Securities Act of l933.

19. Financial Statements, Exhibits, and Other Information
Financial statements, exhibits, and other required disclosure not included in this   registration statement must be filed in a pre-effective amendment to the registration statement.

20. Tandy Comment
 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the fund is responsibility for the adequacy and accuracy of the disclosure in the filing and the staff comments, the fund's changes to the disclosure in response to the staff comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from this responsibility; and

- the fund may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products